SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CNPJ/MF: 76.535.764/0001-43

NIRE 53 3 0000622 – 9

Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

In compliance with legal and statutory provisions, the shareholders of Brasil Telecom S.A. (the “Company”) are summoned to gather at an Extraordinary General Meeting to be held on January 6, 2010, at 11:00 a.m., in the Company’s head office, in the city of Brasília – Federal District, at SIA SUL, ASP, LOT D, BLOCK B, in order to resolve on the following:

1) Examine, discuss and resolve on the approval of the Protocol and Justification of the Share Exchange between the Company and its controlling shareholder Coari Participações S.A., a publicly-held company with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos No. 425, 8º floor – part, registered with the National Corporate Taxpayers’ Register under CNPJ/MF No. 04.030.087/0001-09 (“Coari”) (the “Protocol and Justification”);

2) Ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with head office at Rua São José, 90 – group 1,802, in the city and State of Rio de Janeiro, registered with the National Corporate Taxpayers’ Register under No. 27.281.922/0001-70 (“Apsis”), as the specialized firm engaged for the preparation of the appraisal report, at book value, of the Company’s shares that will be exchanged for shares of Coari (the “Appraisal Report”), as well as the Net Worth Appraisal Report of the Company and Coari at market prices, for the purposes of Article 264 of Law No. 6,404/76 (the “Net Worth Appraisal Report at Market Prices”);

3) Examine, discuss and resolve on the approval of the Appraisal Report and on the Net Worth Appraisal Report at Market Prices, prepared by Apsis;

4) Resolve on the proposal of the share exchange between the Company and Coari, as set forth in Article 252 of Law No. 6,404/76, and in the terms and conditions established in the Protocol and Justification (the “Share Exchange”).

GENERAL INFORMATION

In compliance with the provisions set forth in Article 135, §3 of Law No. 6,404/76, the documents related to the agenda are available to the shareholders at the Company’s head office, and are also available for consultation on the website www.oi.com.br/ri. All the documents related to the agenda referred to in this notice and all documents related to the Share Exchange were sent to the Brazilian Securities, Commodities and Futures Exchange – BM&FBOVESPA and to the Brazilian Securities Commission (“CVM”), pursuant to the Article 124, §6 of Law No. 6,404/76 and to CVM Instruction No. 319/99, and are also available on the websites www.cvm.gov.br and www.bovespa.com.br.

Proxies shall be filed at the Legal Department at the Company’s head office no later than two (2) business days in advance to the Meeting.

Shareholders holding shares in the Fungible Custody of Registered Shares who wish to participate in the Extraordinary General Meeting shall file a custody statement issued no later than two (2) business days prior to the meeting, containing the respective share interest provided by the custodian.

Rio de Janeiro, December 4, 2009.

José Mauro Mettrau Carneiro da Cunha

President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2009

BRASIL TELECOM S.A.

By:	/s/ ALEX WALDEMAR ZORNIG
Name: Alex Waldemar Zornig
Title: Chief Financial Officer